May 12, 2008

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3651

Re:	Hartmarx Corporation
Form 10-K for the year ended November 30, 2007
Filed February 8, 2008
File No. 001-08501

Dear Mr. Reynolds:

This will acknowledge your letter dated March 7, 2008, which was received by facsimile on April 21, 2008.  Following is the Hartmarx Corporation (the “Company”) response to your comments based upon review of Form 10-K for the year ended November 30, 2007, Commission File No. 001-08501.  The comments contained in your letter are in italics.  Our response follows each comment.

Notice of Annual Meeting of Shareholders

Compensation Discussion and Analyses, Page 15

1.  You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentives and cash-based awards.  Please confirm that in future filings, you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Items 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide us as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

 The Company's disclosures in the 2008 Proxy Statement (the “Proxy Statement”), Compensation Discussion and Analysis, under the caption Annual Cash Incentives, wherein the Company discloses that the performance targets approved by its Compensation Committee (the “Committee”) consisted of (i) consolidated pre-tax earnings, (ii) sales weighted operating unit earnings before interest and taxes, and (iii) sales weighted operating unit return on net assets.  The disclosure includes the Committee's determination of the percentage weight assigned to each goal at:  60% to consolidated pre-tax earnings; 25% to sales weighted operating unit earnings before interest and taxes; and 15% to sales weighted operating unit return on net assets.  In addition, the threshold, target and maximum performance goals for the consolidated pre-tax earnings component were disclosed as $24 million, $30 million and $33 million, respectively.

With respect to the sales weighted operating unit earnings before interest and taxes goal, and the sales weighted operating unit return on net assets goal, the performance targets for those goals are based on operating unit performance measures which are not publicly disclosed by the Company and consist of confidential financial information, the disclosure of which could result in competitive harm to the Company.  Accordingly, we believe that the disclosure of the specific necessary targets to be achieved by the named executive officers (“NEOs”) to earn their annual cash incentive and cash-based awards under those two performance goals were properly omitted under Instruction 4 to Item 402(b) of Regulation S-K.  The same standards for exclusion apply to item 402(b) as apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended.

Under Item 402(b) of Regulation S-K and the Freedom of Information Act, 5 U.S.C. §552, confidential treatment is appropriate if disclosure is not required to protect investors and such disclosure would adversely affect the Company’s business.  Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”  This requirement is satisfied if the relevant information is: (i) a trade secret or is commercial or financial in character; (ii) obtained from a person, which includes a corporation; and (iii) privileged or confidential.

We believe that the specific targets used by the Company in determining the achievement of annual cash incentives and cash based awards under the two operating unit goals meet this requirement.  As discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4.

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

For purposes of Exemption 4, “commercial or financial information” has been construed broadly and encompasses information relating to commerce or compiled in pursuit of profit and includes business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices.  Accordingly, target levels of operating unit financial performance necessarily fall within the plain meaning of the term “commercial and financial information.” See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978); Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986).

To be exempt from disclosure, such commercial or financial information must be privileged or confidential.  Further, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”  See, e.g., Bartholdi Cable Co. v. Federal Communications Comm'n, 114 F.3d 274, 281 (D.C. Cir. 1997); National Parks and Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); Frazee v. U.S. Forest Service, 97 F.3d 367, 371 (9th Cir. 1996); Nadler v. FDIC, 92 F.3d 93, 96 (2d Cir. 1996).

In reliance on the second prong of the above test, the Company believes that the specific performance targets are exempt from disclosure, as disclosure of the performance targets would likely cause substantial harm to the competitive position of the Company.  Under this prong, the Company need only “present specific evidence revealing (a) actual competition and (b) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential.   The Company's right to an exemption depends upon the competitive significance of whatever information may be contained in the documents and, therefore, non-public information which is competitively sensitive, for whatever reasons, is not required to be disclosed. Occidental Petroleum Corp. v. Securities and Exchange Comm'n, 873 F.2d 325, 341 (D.C. Cir. 1989).

The performance targets, which can include consolidated and operating unit goals relating to pre-tax income, EBIT, sales levels, gross margin improvement, net income or loss per common share, return on equity, return on capital, debt reduction, book value, enhancement of shareholder value, adjusted net assets, return on assets, inventory turnover, inventory reduction or expense reduction, are highly confidential.  Other than the consolidated pre-tax earnings targets disclosed

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

in the Proxy Statement, specific performance targets have not been disclosed to the public in the past and are not known to competitors.

In the Company’s intensely competitive industry, disclosure of the specific performance targets, including historical targets not previously disclosed, would allow competitors to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain financial and business milestones, and allow competitors to strategize in a manner potentially harmful to the Company in the future.  With knowledge of the Company's specific performance targets and specific strategic goals, competitors would be in a position to determine how aggressively the Company seeks growth, cash flow, product development, product mix and strategic priorities, and the like, the relative emphasis the Company has placed and may continue to place (and investments it has made and may continue to make) among its various business units and including any de-emphasis of one or more of its business units.  Such information could enable competitors to adapt to the Company’s strategies and attempt to prevent the Company from achieving its goals from the outset.  We believe that disclosure of the specific operating unit performance targets would make it significantly more difficult for the Company to successfully implement its future operating strategies and achieve these goals, which would result in harm to investors.

Further, disclosure of such sensitive non-public information about performance targets on which executive compensation is based would provide competitors with information which would permit them to design compensation and incentive plans in a manner that would better enable them to hire away executives critical to the effective implementation of the Company’s strategies by offering more lucrative incentives.

In summary, disclosure of the Company’s specific performance targets could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders.  Moreover, disclosure of the performance targets is not necessary for the protection of stockholders.  The stockholders have been provided with the target, threshold and maximum bonus award amounts, a description of the categories of performance measures, the percentage weight assigned to each performance goal, as well as the reasoning of the Committee regarding the setting of bonus award levels and performance measures.  The Company believes that this provides its stockholders with information adequate to assess the potential bonus compensation that may be earned by the NEOs, and the Company’s policies related thereto.

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

Likelihood of Achieving Target Levels of Performance.  The Committee and management considered the likelihood of the achievement of target levels of performance when recommending and approving the performance measures and target bonuses.  At the time the performance goals were set, the Committee believed that the goals set at the target level would be challenging and difficult but achievable with significant effort and success in executing the Company’s strategy.

Assessing a probability to the likelihood of achievement in the competitive industry within which the Company operates is, at best, an exercise in "guesstimating."  However, based on historical performance and goal achievement, the likelihood of achievement at the maximum level, with a resulting payment to the NEOs of the maximum bonus amount is unlikely.  In order for the NEOs to receive the maximum bonus amounts in any year, each of the Company’s operating units would need to achieve maximum performance of its goals.  Over the past eight fiscal years, including 2007, the level of Company achievement and resulting payments of bonuses to the NEOs has ranged from 0% to 81% of maximum, with no bonus amounts having been paid to the NEOs in two of those years, and less than target level achievement in four of the years in which bonus amounts were awarded.

The Company confirms, that in future filings, it will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, as discussed above.  Further, to the extent that it is appropriate to omit specific targets, the Company will discuss how likely it will be for the Company to achieve the target levels (to the extent such discussion will not result in the provision of information that poses a reasonable risk of competitive harm).

Form 10-K for the Year Ended November 30, 2007

Financial Statements, page 30
Note 1 - Summary of Accounting Policies, page 37
Goodwill and Intangible Assets, page 38

2.  We note on page 26 that you performed impairment tests of goodwill and intangible assets in the second quarter and determined that no impairment adjustments were required. We further note on page 66 that you reported a net loss of $6,687 thousand in the 4th quarter, and on page 15, you discussed worsening market conditions experienced during the latter part of 2007.  In light of the market environment during the second half of 2007, tell us how you considered

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

paragraphs 17 and 28 of SFAS 142 in determining whether events or changes in circumstances indicates that the asset might be impaired.

As described on pages 14 and 15 under the sub-caption “Effect of Declines in Moderate Priced Tailored Clothing Product Lines” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s discussion of worsening market conditions experienced during the latter part of 2007 and its reported fourth quarter loss of $6.687 million were principally attributable to its moderate tailored clothing product lines.  There is no goodwill in the reporting unit, or other unamortized intangible assets, associated with these moderate tailored product lines either at May 31, 2007 (the date of the Company’s annual goodwill and intangible asset impairment testing) or at November 30, 2007, the Company’s fiscal year end date.

The Company performs impairment tests annually in the second quarter of each fiscal year and more frequently if events or changes in circumstances indicate that an asset might be impaired, consistent with Paragraphs 17 and 28 of SFAS No. 142.  As noted above, the Company did not have any goodwill or intangible assets at November 30, 2007 associated with its moderate tailored product lines; the substantial portion of the Company’s intangible assets and goodwill relates to various acquisitions of non-tailored product categories consummated over the past several years.  During the fourth quarter of 2007, the Company took into consideration Paragraphs 17 and 28 of SFAS No. 142 where appropriate.  Specifically, the Company considered possible impairment indicators consistent with Paragraph 8(c) and (e) of SFAS No. 144 relating to tradenames and Paragraph 28(a) of SFAS No. 142 relating to goodwill.  Among the matters considered was the 2007 business climate and operating performance subsequent to the annual impairment review performed during the second quarter and whether the Company’s longer term expectations had changed adversely. The Company concluded that it was more likely than not that the fair values of reporting units were not reduced below their carrying value.   Additionally, the Company concluded that there were no events or changes in circumstances that indicated that the intangible assets might be impaired.  The Company has continued to consider, among other things, the effect of the overall business climate as well as longer-term prospects on expected cash flows during fiscal 2008 and will continue to monitor events in the future.

Mr. John Reynolds
U.S. Securities and Exchange Commission
May 12, 2008

In addition, this will confirm, and the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Questions or clarifications, if any, related to our response to the Compensation Discussion and Analysis item can be directed to Taras Proczko, Senior Vice President and General Counsel, (312-357-5321) or to the undersigned (312-357-5400) with respect to the 10-K item.

Very truly yours,
HARTMARX CORPORATION

By:	/s/ Glenn R. Morgan
Glenn R. Morgan
Executive Vice President and
Chief Financial Officer

cc:	Michael B. Rohlfs, Chairman, Audit and Finance Committee
of the Hartmarx Corporation Board of Directors
Ms. Maureen Bauer
Ms. Cathy Baker